EXHIBIT 99.1

FIRST GOLD ROYALTY REVENUES RECEIVED FROM CASTLE HILL AND BULONG ROYALTIES IN WESTERN AUSTRALIA

TORONTO, CANADA – December 4, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is excited to announce the receipt of its first royalty revenues from its Castle Hill and Bulong gold royalties in Western Australia, from operating partners Evolution Mining Limited (“Evolution”) and Black Cat Syndicate Limited (“Black Cat”). Additionally, the Company anticipates inaugural royalty revenues from its Otto Bore gold royalty in Q4 2024 or Q1 2025 from Northern Star Resources Limited (“Northern Star”).

Riaan Esterhuizen, Executive Vice President – Australia stated: “We are excited to share the receipt of first royalty revenue milestones from each of the Castle Hill and Bulong gold projects, both ahead of Vox management expectations. In addition, we expect first royalty revenues to be recognized from the Otto Bore gold royalty within the next six months. These three gold royalties are expected to contribute approximately $3M – $4M in gold-related royalty revenue1 for Vox in 2025. Near-record gold prices of approximately A$4,000/ounce continue to support Vox’s well-capitalised operating partners in Western Australia to accelerate their project development and gold production – to the benefit of Vox shareholders.”

Figure 1: Myhree open pit (looking north) – multiple dig fleets plus drill & blast activities

Source: https://api.investi.com.au/api/announcements/bc8/202d77f5-c14.pdf

•	Castle Hill – Rayjax Deposit (Western Australia)

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On Castle Hill, Vox holds a A$40/oz gold royalty (payable up to 75,000oz gold production), plus a net milestone payment of A$2,000,000, triggered at 140,000oz of cumulative gold production. Vox also holds an uncapped 2% realised production royalty over the Kunanalling tenure which surrounds Castle Hill, payable post 75,000oz of gold production from the Castle Hill royalty tenure.

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On November 22, 2024, Vox received inaugural royalty revenue from Evolution related to gold production from the Rayjax gold deposit on mining lease M15/1831. Ore from Rayjax is processed via the Mungari mill, which is undergoing a capacity expansion from 2Mtpa to 4.2Mtpa as part the ongoing A$250M Mungari 4.2 Project expansion project.

o	Vox acquired the Castle Hill royalty as part of a larger portfolio of four Australian royalties on May 14, 2024.

•	Bulong – Myhree Deposit (Western Australia)

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o	Vox holds an uncapped 1% net smelter royalty (“NSR”) over key areas of the Bulong Mining Centre (part of Black Cat’s Kal East Gold Project), including the high-grade Myhree and Boundary gold deposits.
o	On December 3, 2024, Vox received first royalty revenue from Black Cat related to gold produced for Q3 2024 from the Myhree gold deposit and processed via a tolling arrangement at the Nortons Gold Fields Paddington Mill.
o	Black Cat has progressed Myhree from discovery in 2018 to first gold doré production in 2024, over an accelerated 6-year timeline.

•	Otto Bore (Western Australia)

o	Vox holds a 2.5% NSR on cumulative production between 42,000 – 100,000 ounces at Otto Bore.
o	Based on operator correspondence, Vox expects receipt of first royalty revenue from Otto Bore in Q4 2024 or Q1 2025, based on cumulative production to date relative to the 42,000-ounce royalty payability hurdle.
o	According to Northern Star, Otto Bore is a satellite open pit operation located ~10km north of Northern Star’s 6Mtpa capacity Thunderbox Mill, mined by way of conventional truck and shovel operations.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
EVP – Australia	Chief Executive Officer
riaan@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of expected and potential royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox..

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2023 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

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Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Illustrative revenue estimate of $3M – $4M based on the following Vox management assumptions:
a.	Bulong – 30,000 to 35,000 recovered ounces at 1% NSR and US$2,500/ounce gold price for $750k to $875k potential revenue
b.	Otto Bore – 25,000 to 30,000 recovered ounces at 2.5% NSR and US$2,500/ounce gold price for $1.6M to $1.9M potential revenue
c.	Castle Hill – 25,000 to 50,000 recovered ounces, at A$40/ounce royalty rate (US$26/oz at 0.65 AUD:USD) for $650k to $1.3M potential revenue
(2)	Black Cat Syndicate – Kal East 4,100oz Mined & Counting – dated 11 November 2024 (Figure 1 image):
https://api.investi.com.au/api/announcements/bc8/202d77f5-c14.pdf

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